Exhibit 99.1

TENDER OFFER AGREEMENT

By and Among

PETROLEUM DEVELOPMENT CORPORATION,

WATTENBERG ACQUISITION CORPORATION

and

UNIOIL

Dated as of October 19, 2006

-i-

-ii-

TENDER OFFER AGREEMENT

TENDER OFFER AGREEMENT, dated as of October 19, 2006 (the “Agreement”), by and among Petroleum Development Corporation, a Nevada corporation (“Parent”), Wattenberg Acquisition Corporation, a Nevada corporation and a wholly owned subsidiary of Parent (“Sub”), and Unioil, a Nevada corporation (the “Company”).

WHEREAS, the Company Board (as defined herein) has approved the acquisition of the Company by Parent on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of such acquisition, Parent proposes to cause Sub to make a tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to purchase all of the issued and outstanding shares of Company Common Stock (as defined herein), for cash in an amount equal to One Dollar and Ninety-One Cents ($1.91) per share of Company Common Stock (the “Offer Price”), upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Company Board and the board of directors of Sub have approved, following and subject to the completion of the Offer, the merger of Sub into the Company, on the terms and subject to the conditions set forth in this Agreement (the “Merger”), whereby each issued share of Company Common Stock that is not (a) owned directly or indirectly by Parent, Sub or the Company or (b) a Dissenters’ Share (as defined herein), will be converted into the right to receive the Merger Consideration (as defined herein);

WHEREAS, simultaneously with the execution and delivery of this Agreement, Parent and the Principal Company Stockholders (as defined herein) have entered into the Stockholder Agreement to Tender (as defined herein); and

WHEREAS, Parent, Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Transactions (as defined herein).

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the following terms shall have the following meanings:

“Affiliate” means, with respect to any Person, another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Agreement” has the meaning set forth in the preamble hereto.

“Alternative Acquisition” means (a) any merger or other business combination transaction involving the Company, (b) any direct or indirect acquisition of ten percent (10%) or more of the business or properties of the Company or (c) any direct or indirect acquisition of beneficial ownership of ten percent (10%) or more of the outstanding capital stock of the Company by a single Person or group of Persons; in each case whether by merger, tender offer, exchange offer, sale of assets, purchase or sale of securities or similar transactions involving the Company, in each case other than the Transactions. For purposes of this definition, the terms “beneficial owner” and “group” have the meanings contemplated by Rules 13d-3 and 13d-5 under the Exchange Act.

“Alternative Acquisition Proposal” has the meaning set forth in Section 5.3(a).

“Audited Balance Sheet” has the meaning set forth in Section 3.5(a).

“Articles of Merger” has the meaning set forth in Section 2.4.

“Business Day” means any day on which banks are not required or authorized to close in New York, New York, or, in the case of determining a date on which a filing with the SEC is due, any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the preamble hereto.

“Company Board” means the Board of Directors of the Company.

“Company Bylaws” means the bylaws of the Company.

“Company Charter” means the articles of incorporation of the Company.

“Company Common Stock” means the common stock, par value $.01 per share, of the Company.

“Company SEC Reports” has the meaning set forth in Section 3.6.

“Company Stockholder Approval” means the approval of the Merger by the holders of a majority of the outstanding shares of Company Common Stock entitled to vote.

“Consents” means (a) all authorizations, consents, orders or approvals of, or registrations, declarations or filings with, or expiration of waiting periods imposed by, any Governmental Entity, in each case that are necessary in order to consummate the Transactions and (b) all consents and approvals of third parties necessary in connection with the consummation of the Transactions in order to prevent any conflict with, violation or breach of, or default under, any permit, contract or agreement to which Parent, Sub or the Company, as applicable, is a party or by which any of their respective properties or assets are bound or affected.

“Determination Time” has the meaning set forth in Exhibit A hereto.

“Dissenters’ Shares” means shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand, and properly demands, payment of the fair value of such shares pursuant to, and who complies in all necessary respects with, Section 92A.300, et seq., of the NGCL.

“Effective Time” shall have the meaning set forth in Section 2.4.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Expected Expiration Date” shall have the meaning set forth in Section 2.1(a).

“Financial Statements” shall have the meaning set forth in Section 3.5(a).

“Governmental Entity” means any (a) federal, state, local, municipal, foreign government or other government, (b) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, board, department, official, instrumentality or entity and any court or other tribunal), (c) multi-national organization or body or (d) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.

“Hedging Agreement” means, with respect to any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, commodity price protection agreement, foreign exchange protection agreement, and any other agreement or arrangement designed to protect such Person against fluctuations in interest rates, commodity prices or foreign exchange rates, as any such agreement is amended, supplemented or modified from time to time.

“Hydrocarbons” means oil and gas and other hydrocarbons produced or processed in connection therewith (whether or not any such item is in liquid or gaseous form).

“Indemnitee” has the meaning set forth in Section 6.3(a).

“Liens” means liens, pledges, voting agreements, voting trusts, proxy agreements, security interests, mortgages, and other possessory interests, conditional sale or other title retention agreements, assessments, easements, rights of way, covenants, restrictions, rights of first refusal, encroachments, and other burdens, options or encumbrances of any kind.

“Liability” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.

“Material Adverse Effect” means any result, occurrence, condition, fact, change, violation, event or effect that, individually or in the aggregate with any such other results, occurrences, conditions, facts, changes, violations, events or effects, (a) is materially adverse to the condition (financial or otherwise), business, assets, liabilities, operations, prospects or results of operations of the Company or (b) would materially interfere with the ability of the Company to perform its obligations under this Agreement. For the purposes of this Agreement, a result, occurrence, condition, fact, change, violation, event or effect will constitute a Material Adverse Effect if it results or would reasonably be expected to result, individually or in the aggregate, in a Liability, loss or other adverse change in excess of One Million Dollars ($1,000,000).

“Material Contract” means any agreement, obligation or arrangement to which the Company is a party, by which any of its assets may be bound or pursuant to which it may become subject to any Liability and that would be required to be filed by the Company as an exhibit to any Company SEC Report pursuant to SEC rules. The foregoing notwithstanding, for the purposes of this Agreement, each of the following shall be deemed a Material Contract: (a) any contract to sell Hydrocarbons (except in the ordinary course of business of the Company at market pricing with a duration of three months or less), (b) any Hedging Agreement and (c) any agreement with a director, officer, employee or Affiliate of the Company or directly or indirectly with a Principal Company Stockholder.

“Merger” has the meaning set forth in the recitals hereto.

“Merger Consideration” means the U.S. dollar cash amount equal to the price per share of Company Common Stock paid pursuant to the Offer.

“NGCL” means the Nevada General Corporation Law, as amended from time to time.

“Offer” has the meaning set forth in the recitals hereto.

“Offer Closing” has the meaning set forth in Section 2.1(a).

“Offer Documents” has the meaning set forth in Section 2.1(b).

“Offer Price” has the meaning set forth in the recitals hereto.

“Outside Date” has the meaning set forth in Section 7.1(b)(i).

“Parent” has the meaning set forth in the preamble hereto.

“Person” means any individual, firm, corporation (including any non-profit corporation), general or limited partnership, company, limited liability company, trust, joint venture, estate, association, organization, labor union or other entity or Governmental Entity.

“Principal Company Stockholders” means Charles Ayers, Jr., Sarah M. Ayers, Charles E. Ayers III, J. Mason Ayers and Alexander H. Ayers.

“Proceeding” means any action, claim, arbitration, audit, hearing, proceeding, investigation, litigation or suit (whether civil, criminal, administrative or investigative) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator.

“Schedule 14D-9” means the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer, as amended from time to time.

“Schedule TO” means the Sub’s Tender Offer Statement on Schedule TO with respect to the Offer, as amended from time to time.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Shares” means the shares of Company Common Stock.

“Stockholder Agreement to Tender” means the agreement entered into by Parent, Sub and the Principal Company Stockholders as of the date hereof pursuant to which the Principal Company Stockholders have agreed to tender their Shares to the Sub in the Offer and to take certain other actions in furtherance of the Transactions.

“Sub” has the meaning set forth in the preamble hereto.

“Superior Company Proposal” has the meaning set forth in Section 5.3(e).

“Surviving Corporation” has the meaning set forth in Section 2.4.

“Transactions” means, collectively, the Offer, the Merger, the tender of Shares pursuant to the Stockholder Agreement to Tender and the other transactions contemplated by the Transaction Agreements.

“Transaction Agreements” means this Agreement and the Stockholder Agreement to Tender and all agreements ancillary hereto and thereto.

ARTICLE II

THE OFFER

Section 2.1 The Offer.

(a) Provided that this Agreement shall not have been terminated in accordance with Section 7.1 and none of the events set forth in Exhibit A shall have occurred and be continuing, as promptly as practicable but in no event later than ten (10) Business Days after the date of this Agreement, Parent shall cause Sub to commence the Offer. The obligation of Sub to, and of Parent to cause Sub to, accept for payment, and pay for, any Shares tendered pursuant to the Offer shall be subject to the satisfaction of each of the conditions set forth in Exhibit A (any of which may be waived by Sub in its sole discretion), provided, however, that Sub will return or cause to be returned all stock certificates tendered to it by any holders of Shares if the Offer expires or terminates without Sub having accepted all of the shares validly tendered for payment pursuant to the Offer (the time at which such acceptance for payment occurs being referred to herein as the “Offer Closing”). The expiration date of the Offer shall be the 20th Business Day following the commencement of the Offer (the “Expected Expiration Date”). Sub expressly reserves the right to modify the terms of the Offer with at least two (2) business days written notice to the Company, setting forth in full detail any such change, except that, without the consent of the Company, Sub shall not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (ii) modify or add to the conditions set forth in Exhibit A, (iii) except as provided below, extend the Offer, (iv) change the form of consideration payable in the Offer or (v) otherwise amend or modify the Offer in any manner adverse to the holders of Company Common Stock. Notwithstanding the foregoing, Sub may extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or for any period agreed upon by Parent and the Company. On the terms and subject to the conditions of the Offer and this Agreement, Sub shall promptly pay for all Shares validly tendered and not withdrawn pursuant to the Offer that Sub becomes obligated to purchase pursuant to the Offer as soon as practicable after the expiration of the Offer and, during any extension of the Offer pursuant to a subsequent offering period under Rule 14d-11 under the Exchange Act, as soon as practicable after Shares are validly tendered.

(b) On the date of commencement of the Offer, Parent and Sub shall file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer, which shall contain an offer to purchase and a related letter of transmittal and summary advertisement (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the “Offer Documents”) and to cause such Offer Documents to be disseminated to holders of the Shares in accordance with applicable federal securities laws. The Company and its counsel shall be given at least two (2) Business Days to review and comment on the Offer Documents (including any amendment thereto) prior to the filing thereof with the SEC.

(c) During the period(s) that the Offer is in effect, each of Parent and Sub, on the one hand, and the Company on the other hand, will (i) promptly inform the other of any material communication with holders of Company Common Stock, or any person purporting to act on their behalf, and any communication with any Governmental Entity of which it becomes aware, concerning this Agreement or any Transaction and (ii) keep the other reasonably informed of developments regarding the number of Shares tendered in or withdrawn from the Offer.

Section 2.2 Company Actions.

(a) The Company Board has approved and consented to each of the Transactions, and, subject to Section 5.3, consented to the inclusion in the Offer Documents of the recommendations of the Company Board described in Section 3.3(b).

(b) On the date the Offer Documents are filed with the SEC, the Company shall file with the SEC the Schedule 14D-9 which shall, subject to Section 5.3, contain the recommendations described in Section 3.3(b), and shall mail the Schedule 14D-9, together with the Offer Documents as required by applicable federal securities law, to the holders of Shares. The Schedule 14D-9 will comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder. Parent and its counsel shall be given at least two (2) Business Days to review and comment on the Schedule 14D-9 (including any amendment thereto) prior to the filing thereof with the SEC.

(c) In connection with the Offer, the Company shall, at Sub’s cost, cause its transfer agent to prepare mailing labels containing the names and addresses of all record holders of Shares, each as of a recent date, and of those Persons becoming record holders subsequent to such date, and shall prepare and use such information and provide such assistance (including updated lists of stockholders, mailing labels, security position listings and computer files) as Sub may reasonably request in communicating the Offer to the holders of Shares.

Section 2.3 Board of Directors; Section 14(f). Immediately following the Offer Closing, the Company Board shall, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, (a) appoint those persons designated by Parent to serve as directors of the Company Board and (b) use its reasonable best efforts to procure the resignations of the members of the Company Board serving as of the Offer Closing, such resignations to be effective concurrent with the effectiveness of the appointment of Parent’s designees. The Company shall include in the Schedule 14D-9 such information as is required under Section 14(f) and Rule 14f-1 to enable Parent’s designees to be appointed to the Company Board immediately following the Offer Closing.

Section 2.4 The Merger. The Company Board has approved the Merger on the terms set forth in this Section 2.4. On the terms and subject to the conditions set forth in this Agreement, which shall constitute a “plan of merger” for the purposes of the NGCL, and in accordance with the NGCL, Sub shall be merged with and into the Company at the Effective Time. At the Effective Time, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”). The Merger shall become effective at the time when articles of merger relating to the Merger (the “Articles of Merger”) have been duly filed with the Secretary of State of the State of Nevada in accordance with the NGCL (the “Effective Time”). The articles of incorporation and bylaws of Sub, as in effect immediately prior to the Effective Time, shall be the articles of incorporation and bylaws of the Surviving Corporation, and the directors and officers of Sub shall be the directors and officers, respectively, of the Surviving Corporation. Holders of Company Common Stock shall be entitled to exercise dissenters’ rights with respect to the Merger by complying with Section 92A.300, et seq., of the NGCL, subject to the limitations and requirements set forth therein. At the Effective Time, each issued and outstanding Share, other than any Dissenters’ Shares, will be converted into the right to receive the Merger Consideration, subject to any required Tax withholding, and each issued and outstanding share of common stock of Sub shall be converted into one share of common stock of the Surviving Corporation. Sub’s and the Company’s obligation to consummate the Merger will be subject to (a) the completion of the Offer in accordance with terms of this Agreement, (b) the effectiveness of the Company Stockholder Approval if such approval is required, (c) the absence of any legal prohibition to such consummation and (d) any other conditions that, in the reasonable judgment of Sub or the Company, are necessary to comply with the NGCL.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and the Sub as follows:

Section 3.1 Organization, Good Standing and Other Matters. The Company is duly organized, validly existing and in good standing under the laws of the State of Nevada and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing to conduct business in Colorado and is on inactive status in Wyoming, and is not required to be qualified in any other jurisdiction, other than in such jurisdictions where the failure so to qualify would not reasonably be expected to have a Material Adverse Effect. True, correct and complete copies of the Company Charter and Company Bylaws as currently in effect have been furnished to Parent.

Section 3.2 Capitalization. The authorized capital of the Company consists of 100,000,000 shares of Company Common Stock, of which 9,541,469 shares are issued and outstanding. A total of 452,500 shares of Company Common Stock are held by the Company as treasury shares but accounted for as cancelled. No shares of preferred stock are authorized, issued or outstanding. Except for the Company Common Stock, none of the following are issued, reserved for issuance or outstanding: (i) any equity securities or interests of the Company, (ii) securities of the Company convertible into, or exchangeable or exercisable for, Company Common Stock, preferred stock or other equity securities of the Company or (iii) options, warrants, calls, rights, commitments or agreements to which the Company is a party or by which it is bound, in any case obligating the Company to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired Company Common Stock, preferred stock or other equity securities of the Company, or obligating the Company to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. All outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and nonassessable and were not issued in violation of any purchase option, call option, right of first refusal, preemptive right or other similar right. There are no bonds, debentures, notes or other instruments or evidence of indebtedness having the right to vote (or convertible into, or exercisable or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. The Company does not own, directly or indirectly, any equity securities or interests in any Person.

Section 3.3 Authority.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Agreements to which it is a party and to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement and the other Transaction Agreements by the Company and the consummation by the Company of the Transactions has been duly and validly authorized by all necessary action on the part of the Company and, subject to the effectiveness of the Company Stockholder Approval with respect to the Merger if such approval is required, holders of capital stock of the Company. Except for the filing of the Articles of Merger and the effectiveness of the Company Stockholder Approval with respect to the Merger if such approval is required, no proceedings or approvals on the part of the Company or holders of capital stock of the Company are necessary to authorize this Agreement and the other Transaction Agreements to which the Company is a party, perform its obligations hereunder or for the Company to consummate the Transactions. This Agreement and each of the Transaction Agreements to which the Company is a party has been duly and validly executed and delivered by the Company and, assuming that this Agreement and the other Transaction Agreements to which the Company is a party constitute the valid and binding agreement of the other parties hereto and thereto, constitute the valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms and conditions, except that the enforcement hereof and thereof may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to creditors’ rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

(b) The Company Board, at a meeting duly called and held prior to execution of this Agreement, unanimously adopted resolutions (i) approving, adopting and declaring advisable this Agreement, the Merger and the other Transactions, (ii) determining that the terms of the Offer, the Merger and the other Transactions are fair to and in the best interests of the Company and its stockholders, (iii) recommending that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer and (iv) recommending that the Company’s stockholders approve and adopt this Agreement if such approval and adoption is required.

(c) There is no contract, agreement, arrangement or understanding in effect that would or would purport to cause the percentage of Company Common Stock required to approve or vote in favor of the Merger in order to effect the Merger to be greater than a majority of the issued and outstanding shares of Company Common Stock.

Section 3.4 No Conflicts; Consents. Except as set forth on Schedule 3.4, the execution and delivery by the Company of this Agreement and the other Transaction Agreements to which it is a party does not, and the consummation of the Transactions and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, amendment, cancellation or acceleration of any obligation or to loss of a material benefit under, or impose any penalty or fine under, or result in the creation of any Lien upon any of the properties or assets of the Company under, any provision of (i) the Company Charter or the Company Bylaws, (ii) any Material Contract or (iii) any applicable law, subject, in each case, to the filing of the Articles of Merger and the effectiveness of the Company Stockholder Approval with respect to the Merger if such approval is required. No Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to the Company in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) the filing with the SEC of the Schedule 14D-9, a proxy statement if the Company Stockholder Approval is required to effect the Merger, and such reports under Section 13 of the Exchange Act as may be required in connection with this Agreement, the Stockholder Agreement to Tender and the Transactions and (ii) the filing of the Articles of Merger.

Section 3.5 Financial Statements; Undisclosed Liabilities.

(a) The unaudited balance sheet of the Company as of June 30, 2006 and the unaudited statements of operations, cash flows and stockholders’ equity of the Company for the six months then ended, and the related notes thereto, are included in the Quarterly Report on Form 10-QSB of the Company filed with the SEC on August 18, 2006, and the audited balance sheet of the Company at December 31, 2005 (the “Audited Balance Sheet”) and the audited statements of operations, cash flows and stockholders’ equity of the Company for the year then ended, and the related notes thereto, are included in the Annual Report on Form 10-KSB of the Company filed with the SEC on May 15, 2006. All of the foregoing audited and unaudited financial statements, together with the other financial statements set forth in the aforementioned Form 10-QSB and Form 10-KSB, are collectively referred to herein as the “Financial Statements.”

(b) Except as set forth on Schedule 3.5, the Financial Statements fairly present in all material respects the financial position of the Company at the dates thereof and the results of the operations of the Company for the respective periods indicated. The Financial Statements reflect consistent application of U.S. generally accepted accounting principles throughout the periods involved, except to the extent disclosed therein.

(c) The Company does not have any Liabilities required to be included in the Financial Statements (including the notes thereto) under GAAP that are not reflected on the Audited Balance Sheet other than Liabilities (i) incurred in the ordinary course of business since the date of the Audited Balance Sheet and (ii) relating to the bonuses and fees contemplated by Section 5.1(q).

(d) Since the date of the Audited Balance Sheet, the Company (i) has conducted its business in all material respects in the ordinary course of business except as disclosed herein and (ii) has not incurred or suffered any changes, circumstances, effects, or events that, individually or in the aggregate, have resulted in or would be reasonably likely to result in a Material Adverse Effect.

Section 3.6 SEC Reports. Since May 5, 2005, the Company has filed with the SEC all forms, reports, schedules, registration statements, definitive proxy statements and other documents (the “Company SEC Reports”) required to be filed by the Company with the SEC. As of their respective dates, the Company SEC Reports complied in all material respects with the requirements of the federal securities laws and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Reports, and none of the Company SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Company, in response to SEC comment letters, has proposed amendments to its Annual Report for 2005 on Form 10-KSB and its Quarterly Report for the first quarter of 2006 on Form 10-QSB. Copies of all such letters and proposed amendments have been provided to Parent.

Section 3.7 Takeover Statutes. The Company Board has taken all appropriate actions to render inapplicable to this Agreement and each of the Transactions the provisions of Section 78.378, et seq., and Section 78.411, et seq., of the NGCL.

Section 3.8 Broker’s Commissions. Neither the Company nor any of its Affiliates has, directly or indirectly, entered into any agreement with any Person that would obligate the Company, Parent, Sub or the Surviving Corporation to pay any commission, brokerage fee or finder’s fee in connection with any Transaction. No valid claim against the Company, Parent,

Sub or the Surviving Corporation exists or will exist for payment of any “topping,” “break-up,” “bust-up” or “termination” fee or any similar compensation or payment arrangement as a result of the entry into any Transaction Agreement or the consummation of the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

Parent and Sub jointly and severally represent and warrant to the Company as follows:

Section 4.1 Organization, Standing and Power. Each of Parent and Sub is duly organized, validly existing and in good standing under the laws of the State of Nevada.

Section 4.2 Sub. Parent owns beneficially and of record all of the outstanding capital stock of Sub. Since the date of its incorporation, Sub has not carried on any business or conducted any operations other than the execution of the Transaction Agreements to which it is a party, the performance of its obligations hereunder and thereunder and matters ancillary thereto.

Section 4.3 Authorization; Validity of Agreement; Necessary Action. Each of Parent and Sub has the requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Agreements to which it is a party and to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by Parent and Sub of this Agreement and the other Transaction Agreements to which either is a party and the consummation of the Transactions have been duly authorized by all necessary action on the part of Parent and Sub. This Agreement and each of the Transaction Agreements to which Parent or Sub is a party has been duly and validly executed and delivered by Parent or Sub, as applicable, and, assuming that this Agreement and the other Transaction Agreements to which Parent or Sub is a party constitute the valid and binding agreement of the other parties hereto and thereto, constitute the valid and binding obligations of Parent and/or Sub, enforceable against Parent and/or Sub in accordance with their respective terms and conditions, except that the enforcement hereof and thereof may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to creditors’ rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

Section 4.4 No Conflicts; Consents. The execution and delivery by Parent and Sub of this Agreement and the other Transaction Agreements to which either is a party does not, and the consummation of the Transactions and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, amendment, cancellation or acceleration of any obligation or to loss of a material benefit under, or impose any penalty or fine under, or result in the creation of any Lien upon any of the properties or assets of Parent or Sub under, any provision of (i) the articles of incorporation or bylaws of Parent or Sub, (ii) any contract, loan or credit agreement, note, bond, mortgage, indenture or deed of trust, or any license, permit, franchise, lease, agreement, or other instrument or obligation, to which Parent or Sub is a party or by which Parent or Sub or any of their respective assets or properties are bound or affected or (iii) any applicable law, subject, in each case, to the filing of the Articles of Merger and the effectiveness of the Company Stockholder Approval with respect to the Merger if such approval is required. No Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to Parent or Sub in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) the filing with the SEC of the Offer Documents and such reports under Sections 13 and 16 of the Exchange Act as may be required in connection with this Agreement and the Stockholder Agreement to Tender, the Offer, the Merger and the other Transactions and (ii) the filing of the Articles of Merger.

Section 4.5 Financial Capacity. Parent has adequate financial resources from cash on hand or committed funds sufficient to consummate the Offer and to fully perform Parent’s and Sub’s obligations under this Agreement.

Section 4.6 No Known Material Adverse Effect. As of the date hereof, Parent and Sub are not aware of any Material Adverse Effect or other condition or circumstance that would constitute in their opinion a violation or breach of any of the Company’s representations and warranties contained herein or would be reasonably likely to cause any of the conditions set forth in Exhibit A not to be satisfied as of the Expected Expiration Date.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.1 Conduct of Business. Except as expressly contemplated by this Agreement, or to the extent that Parent shall otherwise grant its prior written consent, from the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VII or the Offer Closing, the Company covenants and agrees with Parent that the Company shall act and otherwise conduct the business of the Company in the ordinary course of business and consistent with past practices and shall not, except as disclosed or referred to herein:

(a) (i) fail to use commercially reasonable efforts to maintain and preserve intact its business organization, to keep available the services of its officers and employees or to maintain its business relationships and goodwill with suppliers, contractors, distributors, customers, licensors, licensees and others having business relationships with it or (ii) terminate the services of its current employees except as contemplated by this Agreement;

(b) enter into or assume, amend or modify, or terminate, any Material Contract;

(c) merge or consolidate with or into any other Person, dissolve or liquidate;

(d) acquire (including, without limitation, by merger, consolidation or the acquisition of any equity interest or assets), sell, lease, assign, pledge or dispose of any assets except (i) in transactions that do not involve receipt of consideration for or payment of consideration in excess of $10,000 in any individual transaction or $25,000 in the aggregate and (ii) sales of Hydrocarbons in the ordinary course of business and consistent with past practices of the Company;

(e) acquire any business or Person, by merger or consolidation, purchase of substantial assets or equity interests, or in any other manner, in a single transaction or a series of related transactions;

(f) make any capital expenditure or commitment therefor in excess of $100,000;

(g) cancel or waive any material claims or rights;

(h) mortgage, pledge or subject to any Lien any of its material assets;

(i) except as required by U.S. generally accepted accounting principles or by applicable law, change any of the accounting principles or practices used by the Company;

(j) pay, discharge or satisfy any Liability other than in accordance with the terms of the agreement as of the date hereof governing such Liability or, if no such agreement exists, in the ordinary course of business;

(k) declare, pay or set aside any dividend or distribution or other similar payment with respect to the Company Common Stock or any other equity interest in the Company;

(l) (i) authorize for issuance, issue, sell or deliver, or adjust, split or combine (A) any Company Common Stock or other equity or voting interest in the Company or (B) any securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire any Company Common Stock or other equity or voting interest in the Company or (ii) make any other change in the capital structure of the Company;

(m) change or amend the Company Charter or the Company Bylaws;

(n) except for trade payables incurred in the ordinary course of business and consistent with past practices of the Company, incur or assume, or modify the terms of, any indebtedness or other obligations or make any loans, advances or capital contributions to, or investments in, any Person;

(o) make any settlement of or compromise any material tax Liability, change any tax election or tax method of accounting, make or rescind any material tax election or adopt any new tax method of accounting, or fail to comply in all material respects with all applicable laws relating to taxes;

(p) form or acquire any subsidiary;

(q) adopt or establish any employee benefit plan or take any action that would accelerate the time of payment or vesting, change the form or method of payment, or increase the amount of compensation due to, any employee, independent contractor, director or officer of the Company, except for bonuses to be paid to certain employees, consultants and independent contractors (none of whom are or will be holders of Company Common Stock) following the execution of this Agreement, which bonuses, together with professional fees and costs related to the Transactions, shall not exceed One Million One Hundred and Three Thousand ($1,103,000) in the aggregate;

(r) commence or settle any Proceeding;

(s) fail to act in material compliance with all applicable laws relating to the Company, including those pertaining to the environment, natural resources and employee health and safety;

(t) take any action or omit to take any action that would cause any of its representations and warranties herein to become untrue in any material respect; or

(u) authorize, or commit or agree to take, any of the foregoing actions.

Section 5.2 Other Actions. Each of Parent, Sub and the Company agrees that it shall cooperate and use its commercially reasonable efforts to take, or cause to be taken, all appropriate action to consummate the Offer, the Merger and the other Transactions.

Section 5.3 No Solicitation.

(a) From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VII or the Offer Closing, the Company shall not (and the Company shall not permit any of its officers, employees or directors to, and shall use commercially reasonable efforts to prevent any investment banker, financial advisor, attorney, accountant or other representative retained by it or its Affiliates from taking any action to) directly or indirectly (i) solicit, encourage, engage in discussions or negotiate with any Person that could submit a bona fide offer (whether such discussions or negotiations are initiated by the Company or otherwise) or take any other action intended or designed to facilitate, any inquiry or effort of any Person that could submit a bona fide offer (other than Parent or Sub) relating to any Alternative Acquisition, (ii) provide information with respect to the Company to any Person, other than Parent, relating to a possible Alternative Acquisition by any Person, other than Parent, (iii) enter into an agreement with any Person, other than Parent, providing for a possible Alternative Acquisition or (iv) make or authorize any statement, recommendation or solicitation in support of any possible Alternative Acquisition by any Person, other than by Parent. Notwithstanding the foregoing, if, prior to the acceptance for payment of Shares pursuant to, and subject to the conditions of, the Offer, (A) the Company has received an unsolicited written proposal for an Alternative Acquisition (“Alternative Acquisition Proposal”) that did not result from a breach of the first sentence of this Section 5.3(a) and (B) the Company Board concludes in good faith (after consultation with its financial advisor and independent counsel) (1) that such Alternative Acquisition Proposal is or, in the good faith judgment of the Company Board, would reasonably be expected to lead to a Superior Company Proposal (as defined in Section 5.3(e)) and (2) that such actions are necessary in order to comply with the fiduciary obligations of the Company Board under Nevada law, the Company may, subject to providing prior written notice to Parent of its decision to take such action, (x) furnish information with respect to the Company to the Person making such Alternative Acquisition Proposal and its representatives pursuant to a confidentiality agreement on customary terms (it being understood that such confidentiality agreement shall not prohibit disclosure to Parent of the terms and conditions of such Alternative Acquisition Proposal, including the identity of the Person making such Alternative Acquisition Proposal and any material changes thereto) and (y) participate in discussions and negotiations with such Person and its representatives. Upon execution of this Agreement, the Company shall, and shall cause its representatives to, cease immediately all discussions and negotiations that may have occurred prior to the date of this Agreement regarding any proposal that constitutes, or would reasonably be expected to lead to, an Alternative Acquisition Proposal. For purposes of this Section 5.3, the term “Person” shall include any “group” as defined in Rule 13d-5 under the Exchange Act.

(b) The Company Board shall not (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Sub, the approval or recommendation by the Company Board of this Agreement, the Offer or the Merger, (ii) approve or cause or permit the Company to enter into any letter of intent, agreement in principle, definitive agreement or similar agreement constituting or relating to, or which is intended to or is reasonably likely to lead to, any Alternative Acquisition Proposal, (iii) approve or recommend, or propose to approve or recommend, any Alternative Acquisition Proposal or (iv) agree or resolve to take actions set forth in clauses (i), (ii) or (iii) of this sentence. Notwithstanding the foregoing, if, during the period prior to the acceptance for payment of Shares pursuant to the Offer, the Company Board receives a Superior Company Proposal that did not result from a breach of the first sentence of Section 5.3(a) and the Company Board determines in good faith, after consultation with independent counsel, that it is necessary to do so in order to comply with its fiduciary obligations under Nevada law, the Company Board may, during such period, in response to such a Superior Company Proposal, withdraw or modify its approval or recommendation of the Offer, the Merger and this Agreement and, in connection therewith, approve or recommend such Superior Company Proposal at any time after the third Business Day following Parent’s receipt of written notice from the Company advising Parent that the Company Board has received a Superior Company Proposal and intends to withdraw or modify its recommendation, identifying the Person making such Superior Company Proposal and specifying the financial and other material terms and conditions of such Superior Company Proposal (it being understood and agreed by the parties that such withdrawal or modification of the Company Board’s recommendation shall not alter the Company Board’s approval of this Agreement, the Stockholder Agreement to Tender and the Transactions (including for purposes of Section 78.411, et seq., of the NGCL)).

(c) The Company promptly, and in any event within two (2) Business Days of its receipt thereof, shall advise Parent orally and in writing of any Alternative Acquisition Proposal or any inquiry with respect to or that could reasonably be expected to lead to any Alternative Acquisition Proposal, the identity of the Person or group making any such Alternative Acquisition Proposal or inquiry and the material terms of any such Alternative Acquisition Proposal or inquiry. The Company shall (i) keep Parent reasonably informed of the status, including any change to the details, of any such Alternative Acquisition Proposal or inquiry and (ii) provide to Parent as soon as practicable after receipt or delivery thereof (and in any event within two (2) Business Days) with copies of all material correspondence and other written material received by the Company from any Person in connection with any Alternative Acquisition Proposal or inquiry or sent or provided by the Company to any Person in connection with any Alternative Acquisition Proposal or inquiry.

(d) Nothing contained in this Section 5.3 shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any required disclosure to the Company’s stockholders if, in the good faith judgment of the Company Board, failure so to disclose could be inconsistent with its obligations under applicable law.

(e) For purposes of this Agreement, “Superior Company Proposal” means any written, bona fide proposal made by a third party relating to an Alternative Acquisition that is on terms that the Company Board determines in its good faith judgment to be more favorable to the holders of the Shares than the Offer and the Merger.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1 Access to Information; Confidentiality. Upon reasonable request, the Company shall afford to Parent, and to Parent’s officers, employees, accountants, counsel, financial advisers and other representatives, reasonable access during normal business hours during the period prior to the termination of this Agreement or the Offer Closing to all their respective properties, books, contracts, commitments, personnel and records and, during such period, the Company shall furnish promptly to Parent all other information concerning its business, properties and personnel as Parent may reasonably request.

Section 6.2 Public Announcements. Parent and Sub, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the Offer, the Merger and the other Transactions and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law and then only with such advance notice to and consultation with the other as is practicable. The parties agree that the initial press release to be issued with respect to the Transactions shall be in the form agreed to by the parties.

Section 6.3 Directors and Officers.

(a) Following the Offer Closing, the Surviving Corporation agrees to indemnify each of the current directors and officers of the Company (the “Indemnitees”) if any of them was or is a party, or is threatened to be made a party, to any Proceeding (other than an action initiated by such Indemnitees or an action with respect to a breach of any Transaction Agreement) by reason of the fact that the Indemnitee is or was a director or officer of the Company against expenses (including attorneys’ fees, judgments, fines, and amounts paid in settlement) actually and reasonably incurred by the Indemnitee in connection with the Proceeding if he is not liable pursuant to Section 78.138 of the NGCL and if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal action or Proceeding, had no reasonable cause to believe his conduct was unlawful, subject in each case to the applicable limitations set forth in the NGCL.

(b) Any expenses incurred by Indemnitees in defending any civil, criminal, administrative or investigative action, suit or Proceeding shall be paid by the Company, or after the Offer Closing, by the Surviving Corporation, in advance of the final disposition of such action, suit or Proceeding upon the receipt of an undertaking by or on behalf of Indemnitees to repay such amount if it shall ultimately be determined that Indemnitees are not entitled to be indemnified by the Company or the Surviving Corporation as authorized under the NGCL.

(c) The Indemnitees are third party beneficiaries of this Section 6.3 and shall be entitled to enforce this Section 6.3 as if an original party to this Agreement.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. This Agreement may be terminated:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the Offer terminates or expires in accordance with its terms without Sub having accepted Shares for payment pursuant to the Offer within two (2) Business Days following the Expected Expiration Date or, if the Offer is extended as provided herein, by December 31, 2006 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the sole cause of (A) any of the conditions to the Offer set forth in Exhibit A having failed to be satisfied on or before the Outside Date (which shall include the Company in the event of a failure of the condition set forth in Section (c) of Exhibit A) or (B) the expiration or termination of the Offer without Sub having accepted Shares for payment pursuant to the Offer; or

(ii) any statute, rule, regulation, legislation, interpretation, judgment, order or injunction shall be enacted, entered, enforced, promulgated, amended or issued that enjoins or otherwise prohibits the Offer or any other Transaction;

(c) by Parent, if the Company breaches or fails to perform in any material respect any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Exhibit A and (ii) cannot be or has not been cured within ten (10) days after the giving of written notice to the Company of such breach; provided, however, that this Agreement may not be terminated pursuant to this Section 7.1(c) if the Offer Closing has occurred.

(d) by the Company, if Parent or Sub breaches or fails to perform in any material respect any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform cannot be or has not been cured within ten (10) days after the giving of written notice to Parent of such breach; provided, however, that this Agreement may not be terminated pursuant to this Section 7.1(d) if the Offer Closing has occurred.

Section 7.2 Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Sub or the Company except to the extent that such termination results solely from the willful and material breach of any provision of any Transaction Agreement.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement shall survive the Offer Closing. This Section 8.1 shall not limit any covenant or agreement contained in any Transaction Agreement which by its terms contemplates performance after the Offer Closing.

Section 8.2 Amendment and Modification. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 8.3 Waiver of Compliance. Any failure of Parent or Sub on the one hand, or the Company, on the other hand, to comply with any obligation, covenant, agreement or condition contained herein may be waived only if set forth in an instrument in writing signed by the party or parties to be bound by such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any other failure.

Section 8.4 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any applicable law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect.

Section 8.5 Expenses and Obligations. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred by the parties hereto in connection with the transactions contemplated by this Agreement shall be borne solely and entirely by the party that has incurred such expenses.

Section 8.6 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns. Except for the provisions of Section 2.4 relating to the right of holders of Dissenters’ Shares to exercise dissenters’ rights and the provisions of Section 6.3 relating the director and officer indemnification, nothing in this Agreement is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement except as expressly set forth herein.

Section 8.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered by hand, mailed by registered or certified mail (return receipt requested), sent by facsimile or sent by Federal Express or other recognized overnight courier to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Parent or Sub, to:

Petroleum Development Corporation

103 East Main Street

P.O. Box 26

Bridgeport, West Virginia 26330

Attn: Thomas E. Riley

Facsimile: (304) 842-0913

with copies to:

Davis Graham & Stubbs LLP

1550 17th Street, Suite 500

Denver, Colorado 80202-1500

Attention: Jan Harris and John Elofson

Facsimile: (303) 893-1379

If to the Company, to:

Unioil

c/o Ayers & Stolte, P.C.

710 North Hamilton Street

Richmond, Virginia 23221-2035

Attn: Charles E. Ayers

Facsimile: (804) 864-0895

with copies to:

Lathrop & Gage L.C.

Republic Plaza

370 17th Street, Suite 4650

Denver, CO 80202-5607

Attn: Jack M. Merritts

Facsimile: (720) 931-3201

Any of the above addresses may be changed at any time by notice given as provided above; provided, however, that any such notice of change of address shall be effective only upon receipt. All notices, requests or instructions given in accordance herewith shall be deemed received on the date of delivery, if hand delivered, on the date of receipt, if transmitted by facsimile, three Business Days after the date of mailing, if mailed by registered or certified mail, return receipt requested and one Business Day after the date of sending, if sent by Federal Express or other recognized overnight courier.

Section 8.8 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

Section 8.9 Entire Agreement. This Agreement (which term shall be deemed to include the exhibits and schedules hereto and the other certificates, documents and instruments delivered hereunder) and the other Transaction Agreements constitute the entire agreement of the parties hereto and supersede all prior agreements, letters of intent and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and the Transaction Agreements.

Section 8.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, whether by operation of law or otherwise, provided that Sub may assign, in its sole discretion, any or all of its rights, obligations and interests under this Agreement to Parent or any direct or indirect wholly-owned subsidiary of Parent. Any assignment in violation of the foregoing shall be null and void.

Section 8.11 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEVADA, WITHOUT GIVING EFFECT TO ANY CONFLICTS OF LAW PROVISIONS.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company, Parent and Sub have caused this Agreement to be signed, all as of the date first written above.

THE COMPANY:

By:	/s/ Charles E. Ayers, Jr.
Name:	Charles E. Ayers, Jr.
Title:	Chairman

PARENT:

By:	/s/ Thomas E. Riley
Name:	Thomas E. Riley
Title:	President

SUB:

By:	/s/ Thomas E. Riley
Name:	Thomas E. Riley
Title:	President

EXHIBIT A

Conditions of the Offer

Notwithstanding any other term of the Offer or this Agreement, Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Sub’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless the Principal Company Stockholders shall have validly tendered and not withdrawn their Company Common Stock in the Offer in accordance with the terms of the Stockholder Agreement to Tender prior to the expiration of the Offer (including any extensions thereof) (the “Determination Time”). Furthermore, notwithstanding any other term of the Offer or this Agreement, Sub shall not be required to accept for payment or to pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer if, at any time on or after the date of this Agreement and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exist:

(a) there shall have been instituted any Proceeding (i) challenging the acquisition by Parent or Sub of any Shares, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or any other Transaction, or seeking to obtain from the Company, Parent or Sub any damages with respect to the Transaction that are material in relation to the Company or (ii) which relates to the matters set forth in (i) and is reasonably likely to have a Material Adverse Effect or a material adverse effect on Parent;

(b) any statute, rule, regulation, legislation, interpretation, judgment, order or injunction shall be enacted, entered, enforced, promulgated, amended or issued with respect to, or deemed applicable to, or any consent or approval withheld with respect to the Offer, the Merger or any of the other Transactions, by any Governmental Entity that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in paragraph (a) above;

(c) since the date of this Agreement, there shall have occurred any event, change, effect or development that, individually or in the aggregate, has had or is reasonably likely to have, a Material Adverse Effect;

(d) the representations and warranties of the Company in this Agreement shall contain inaccuracies or breaches of such representations and warranties that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect, either as of the date of this Agreement or as of the Determination Time as though made at the Determination Time; provided, however, that for purposes of determining whether such inaccuracies or breaches have had or would reasonably be expected to have a Material Adverse Effect, the existence of all materiality and Material Adverse Effect qualifications set forth in the text of such representations and warranties shall be disregarded;

(f) the Company shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of the Company to be performed or complied with by it under this Agreement;

(g) this Agreement shall have been terminated in accordance with its terms; or

(i) the Stockholder Agreement to Tender shall not be in full force and effect or the Principal Company Stockholders shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant to be performed or complied with by them under the Stockholder Agreement to Tender;

which, in the reasonable judgment of Sub or Parent, in any such case, and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

The foregoing conditions are for the sole benefit of Sub and Parent and may be asserted by Sub or Parent regardless of the circumstances giving rise to such condition or may be waived by Sub and Parent in whole or in part at any time and from time to time in their sole discretion. The failure by Parent, Sub or any other Affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

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